REPORT

ON THE

LA ENCANTADA PROPERTY

STATE OF BAJA CALIFORNIA

 MEXICO

For

Cardero Resource Corp.

Suite 1901, 1177 West Hastings Street

Vancouver, BC  V6E 2K3

By

G. D. Belik, P.Geo.

April 25, 2003

TABLE OF CONTENTS

Summary

Introduction and Terms of Reference

Disclaimer

Property Description and Location

Accessibility, Climate, Infrastructure and Physiography

History

Regional Geological Setting

Deposit Type

Property Geology and Mineralization

Exploration

Drilling

Sampling Method and Approach

Sample Preparation, Analysis and Security

Data Corroboration

Interpretation and Conclusions

Recommendations

Appendix A:

Rock Sample Descriptions and Locations

Appendix B:

Assay Results

Appendix C:

References

Appendix D:

Writer’s Certificate

List of Maps Appended to Report:

Figure 696-02-1

Location Map

Figure 696-02-2

Property Map

Figure 696-02-3a

Property Geology, West Half

Figure 696-03-3b

Property Geology, East Half

Summary

The La Encantada property is located in the west-central part of the state of Baja California, Mexico.  The climate is hot and dry with semi-desert-like conditions, modified slightly by proximity to the Pacific coast.  Topography is gentle to moderate with elevations varying between 500 and 750 meters above mean sea level.  Vegetation consists of a wide variety of cactus with local low brush and trees in some of the arroyos.

The property measures roughly 8 by 10 kilometers and consists of three concessions aggregating 8358 hectares.  Cardero Resource Corp. has an option to purchase the property from Minera Olympic S. de R.L. de C.V.  Access is by road south from San Diego or Ensenada and is mostly on paved highways.  There is very little existing infrastructure in the immediate vicinity of the property, however most services are available in the town of San Quintin roughly 80 kilometers by road to the north.

There is very little recorded history of mining or exploration activity in this part of Mexico, however most showings have evidence of small-scale artisanal workings.  The first recorded work in this district was an evaluation study by the UN for iron ore deposit potential in the 1950’s.  This work was continued by the Consejo de Recursos Minerales in the 1960’s and included limited drilling at the two major iron occurrences.  No other work is recorded on the property however extensive surface work and at last two recent campaigns of drilling were completed on a property immediately northwest of the La Encantada property.  The present property was acquired by Minera Olympic after it was recognized as an IOCG analog and later optioned (2001) to Cardero Resource Corp.

The property is underlain by a thick sequence of volcanic and sedimentary strata of the Middle to Upper Cretaceous, Alisitos Formation.  This package of rocks is cut by a number of intrusions.  Small stocks, sills and dikes of latite porphyry which appear to be synvolcanic, occur in the central-west part of the property. Granitic rocks of the Upper Cretaceous, Peninsular Range Batholith underlie about 30% of the concession area and include diorite, quartz diorite and granodiorite phases.  Regional folding and major faults are generally aligned to the north-northwest paralleling the long axis of the peninsula.  Regional metamorphic effects are generally quite low grade.

A total of twenty-one mineral occurrences were mapped on the property.  Most of the showings consist of semimassive hematite and magnetite (commonly altered to martite) that occur in two general settings: (a) most importantly as conformable ‘beds’ of massive martite and jasperoidal martite replacing sedimentary units, and (b) as smaller structurally controlled, martite and martite-quartz +\- tourmaline, actinolite and sulfide veins in breccia bodies and replacement lenses in fault zones.

Generally, there is a minor amount of copper at most showings and gold content is low.  However, a suite of anomalous metals usually found at iron oxide copper-gold occurrences is present and alternation minerals are consistent with the same IOCG settings.

The mineral occurrences have many of the characteristics of IOCG deposits but the general setting suggests a distal, quiescent type of implacement.  At present there are no focussed, obvious targets to test for buried, potentially economic deposits, however, very little is known of the depth characteristics of the Alistos deposits.  A detailed regional exploration program is currently underway to evaluate the regional belt as a whole.  When this work is completed, it may suggest specific target areas on the La Encantada property for detailed geophysics and drilling.

Introduction and Terms of Reference

This report was prepared at the request of Cardero Resource Corp. and confirms to the guidelines for technical reports set out in National Policy Instrument 43-101.  The report discusses the geological setting and nature of the mineralization on the La Encantada property and provides recommendations and guidelines for future work.

The report is based on mapping and sampling carried out by the writer on the property for Cardero Resource Corp. during the period April 8 to May 2, 2002, as well as the writer’s general familiarity with similar occurrences in Nevada and other parts of Baja California Norte.

Disclaimer

The writer has relied on information supplied by representatives of Cardero Resource Corp. concerning the status and ownership of the mineral titles comprising the La Encantada property.

Property Description and Location

The property consists of an irregular rectangular block measuring approximately 10 kilometers (north-south) by an average of 8 kilometers (east-west).  It encompasses a total of 8358 hectares and is comprised of three concessions (see figure 696-02-2).  Concession data is as follows:

Concession Name

Expediente No.

No. del Titulo

Size

La Encantada

02/6609

213781

7658 Ha

Ursus

02/6634

213771

 300 Ha

El Coche

02-6636

213772

 400 Ha

The concessions are registered in the name of Minera Olympic S. de R.L. de C.V.  Cardero Resource Corp. has an option to earn a 100% interest in the property from Minera Olympic.

The property is located in the State of Baja California, Mexico about 36 kilometers east-southeast of the village of El Rosario and roughly 235 kilometers southeast of the City of Ensenada where the local mining agency is located.  It is approximately 325 kilometers southeast of the U.S. border and the city of Tijuana (see figure 696-02-1).  Geographic center of the concessions is located at UTM co-ordinates 3317100N and 659750E or latitude 29°  58’ north and longitude 115°  21’ west.

Accessibility, Climate, Infrastructure and Physiography

The property is accessible by road from San Diego, California via Ensenada, Baja California by roughly 420 kilometers of good quality paved road.  At about kilometer 102 on the Trans Peninsular Highway, fair to poor quality, gravel roads lead south for ten to fifteen kilometres to the main showings at Cochalosa, Santa Ursula and El Salto (see figure 696-02-2).

The climate of this part of Baja California is hot and dry with semi-desert conditions.  This is sometimes moderated by cool breezes and fog stretching inland from the Pacific coast.  Mean annual temperatures vary between 16° and 20° C and annual precipitation is less than 100 mm.

The region is sparsely populated with no electricity or support services.  The nearest towns with basic support facilities are El Rosario and San Quintin roughly 40 kilometers and 80 kilometers to the west and northwest respectively.

Although the property is located within the physiographic province of the Sierras de Baja California Norte, topography is moderate to gentle with maximum relief in the order of 250 meters.  Elevations vary from roughly 750 meters above mean sea level at some of the higher ridges, down to just under 500 meters near the southwestern boundary where locally steep ravines drain westerly and southerly.

Vegetation consists of a wide variety of cactus and local concentrations of low brush and palo verde trees along some of the dry water courses.  Locally, there are springs in these dry river beds and a number of wells access a well-defined regional aquifer.

History

There is very little recorded history of mining or mineral exploration in this part of Mexico.  While almost every mineral occurrence has small prospect pits, or in some cases shallow shafts and adits, these are really of an artisenal or ‘gambusino’ style by individuals or small groups.  The first recorded work on this property was a regional survey by the United Nations (in the 1950’s?) of the potential of northern Baja California for significant deposits of iron ore.  This was followed up in the 1960’s by more detailed work on some of the iron deposits (including three on the present property) by the Mexican Consejo de Recursos Minerales. Geological mapping, trenching and ground magnetic surveys were completed by the Consejo on the Santa Ursula, Cochalosa and El Salto deposits (see figures 696-02-3a & 3b).  Subsequently a number of shallow core holes were bored by the Consejo on the Santa Ursula and Cochalosa deposits.  This work established iron resources in the order of 11 million tonnes for Santa Ursula and 500,000 tonnes for Cochalosa.

In the 1980’s some exploration work was completed by Phelps Dodge Corporation on the La Turquesa property (located immediately to the northwest of the La Encantada property).  In the late 1990’s approximately 8 core holes were drilled on this property by Xemex Resources, a small Canadian company.  This company subsequently optioned the La Turquesa property to Noranda Exploration Corp. who drilled 8 reverse circulation holes in late 2000 or early 2001.

In the late 1990’s the area was recognized as having potential for iron oxide copper-gold (IOCG) type deposits and Minera Olympic S. de R.L. de C.V. acquired the present La Encantada property by staking.  Cardero Resource Corp. subsequently optioned the property from Minera Olympic in 2001 and completed a program of preliminary mapping and sampling in the spring of 2002.

Regional Geological Setting

The northern half of the Baja California peninsula is underlain by sedimentary and volcanic rocks of Paleozoic to Recent age.  An older metamorphic basement comprised of schist, gneiss, quartzite and slate is unconformably overlain by an arc-type volcanic sequence of the Cretaceous Alisitos Formation.  Initial volcanism consisted of intermediate flows and pyroclastic units with thin intercalated sedimentary beds that were deposited in a shallow marine archipelago extending along the axis of the present peninsula.  Near the top of this succession, a moderately thick sequence of limestone is at times present. Volcanism was followed by a period of uplift and extension along the back side of the arc, along the continental margin, caused by downward compression along the subducting plate.  Extension was accompanied by a period of prolonged felsic volcanism that occurred within and peripheral to a series of grabens and caldera complexes which formed along the extending margin.  Felsic volcanism appears to have been largely subaerial with probable local shallow marine embayments.  Grabens were infilled with lahar, coarse volcanic breccias, volcaniclastics, felsic tuffs and intermediate lavas.  Felsic volcanic units consist of thick-bedded, fine-grained, crystal tuffs and densely welded ignimbrite and local lithic tuff, flow breccia and lapilli tuff.

Flat lying, poorly consolidated, shallow-marine sediments of the Late Cretaceous Rosario Formation unconformably overlie the Alisitos Formation.  The basal unit consists of a coarse, polymictic conglomerate that is overlain by a thick section of locally consolidated sands and silts with abundant shell fragments and thin interbeds of biomicrite.  In many areas the Rosario Formation is completely eroded away but in some sections, particularly along the coastal region, large tracts remain.

Granitic rocks of the Middle to Late Cretaceous, Peninsular Range Batholith have intruded large sections of northern Baja California.  These rocks typically consist of fairly uniform bodies of medium grained tonalite to granodiorite that display little hydrothermal alteration or thermal effects.

Numerous dykes and small plugs of felsite or aplite intrude the Alisitos Formation.  These are likely subvolcanic feeders associated with the late stage, felsic, volcanic event.

Mineral Deposit Type

The mineral occurrences and showings located on the La Encantada Property have many of the defining characteristics of the iron oxide copper-gold (Olympic Dam-type) class of deposits.  Salient features include:

1.

Iron oxides (hematite and magnetite or martite after magnetite) are the principal ore-forming minerals.

2.

The main ore forming process is iron metasomatism by direct precipitation in veins or by in situ replacement.

3.

Deposits formed in a shallow crustal environment.

4.

Deposits occur as both concordant and discordant bodies.

5.

There is evidence of strong structural control in both concordant and discordant mineral occurrences.

6.

There is extensive development of secondary tremolite and actinolite and evidence of sodic metasomatism as manifested by the presence of scapolite and ? albite.

7.

Mineralization occurs in a number of structural settings in a variety of host rocks.

8.

A clear association with contemporaneous igneous activity is not always evident.

9.

There is a general geochemical association with Mo, Cu, B, F, P, As, Co, Au, Ag and rare earth elements.

The geological association of a number of mineral occurrences throughout the Alisitos Belt of northern Baja California clearly suggests that a close, contemporaneous association exists in the district between iron oxide mineralization and the onset of felsic volcanism in the Alisitos Formation.  Deposits appear to occur in clusters that are spatially associated with caldera-like features or ring fracture zones, representing perhaps the root zones of calderas.

Property Geology and Mineralization

The La Encantada Property encompassing some 8,358 hectares is underlain by a thick sequence of volcanic and sedimentary strata of the Mid to Upper Cretaceous Alisitos Formation.  The formation includes a lower, marine section of andesitic to basaltic flows, dacite and rhyolite with interbeds of coarse, poorly sorted sediments, limestone, lahar, mudflow deposits and volcanic breccia.  This is overlain conformably by an upper, shallow marine to subaerial section of dacitic to rhyolitic tuffs and flows with lesser andesite, fault-scrap breccias and minor sediments.  The lithological sequence indicates a high energy environment with deposition in a graben-like feature or caldera complex.  Bedding is quite variable, particularly in the lower section; some of this is due to an irregular paleotopography which would be expected in an evolving subsidence basin; however some of this is thought to be due to faulting which has segmented the sequence into a number of tilted panels.

The Alisitos Formation is cut by a number of intrusions.  Small stocks, sills and dikes of latite porphyry occur in the central part of the west half of the map area (see figure 696-02-3b) and appear to be synvolcanic; compositionally similar volcanic flows occur peripheral to these intrusions.  Granitic rocks of the Upper Cretaceous, Peninsular Range Batholith underlie about 30% of the property and include an early diorite to mafic diorite phase, cut by a later quartz diorite-granodiorite phase.  Numerous dikes and small plugs of felsite (commonly aplitic) cut the Alisitos rocks and the Peninsular intrusives.

A zone of contact metamorphism occurs adjacent to the Peninsular Intrusions in some areas.  This rock type is moderately resistant and consists of a fine grained intergrowth of quartz, plagioclase, actinolite/tremolite, microcline and sphene.  The unit typically weathers a cream to tan-brown color.  Zones of tectonic brecciation are fairly common as are narrow veins and veinlets of magnetite and hematite, however, nowhere is veining strongly developed.

Twenty-one mineral occurrences were mapped on the property.  Many are previously documented showings or clusters of shows (i.e. Santa Ursula, El Salto, Cochalosa, Alejandra).  Most of the rest are undocumented but show evidence of some prior work (old pits, shallow trenches, etc.).

Most of the showings consist of semi-massive to massive hematite and magnetite (commonly altered to martite) that occur in two general settings.  The most important style of mineralization consists of conformable “beds” of massive martite and jasperoidal martite replacing sedimentary units.  The second type consists of structurally controlled martite and martite-quartz, +\- tourmaline, actinolite and sulfide veins as breccia bodies and replacement lenses in fault zones.  The three largest deposits, Santa Ursula, El Salto and Cochalosa are of the conformable type.

The Santa Ursula showings are centered at about 3317000N and 659400E.  An extensive, flat-lying, martite manto is exposed intermittently over an east-west strike length of more than 1.5 kilometres.  The martite appears to be replacing a conglomerate bed which is preserved at intervals along the trend.  The manto is thickest along the eastern end of the outcrop area (3 to 7 meters) and thins gradually to the west to less than one meter.  The eastern end of the zone is underlain and overlain by andesite.  The western end is hosted in andesite along the north edge of a latite porphyry stock.  Alteration is present in the footwall along the trace of the zone but in varying degrees of intensity.  The eastern and western edges are underlain by a thin, propylitic-type zone (epidote-chlorite +\- actinolite). A crackle zone underlies a portion of the central part of the deposit and displays a moderate to strong quartz-acinolite-tremolite-tourmaline-epidote-chlorite alteration with quartz-tourmaline veining and 5 to 7% magnetite-hematite-sulfide (leached) as disseminations and irregular veinlets.  Coarse grained scapolite occurs in the remnant of a conglomerate bed located about 300 meters north of the west end of the deposit.  This is probably the same sedimentary unit hosting the mineralization and the scapolite may be a distal-type alteration.  Scapolite was noted at the El Salto deposit in a similar setting.

The El Salto deposit is located about 6 kilometers south of Santa Ursula, centered at about UTM co-ordinates 3312000N and 650900E.  The zone consists of massive martite and jasperoidal martite in a flat-laying manto varying in thickness from 1.5 to 3 meters.  This horizon can be traced over a strike length of 500 meters.  The unit is underlain by andesite and capped by dacite.  There is no appreciable alteration in the footwall or hanging wall.  A layer of conglomerate and pebbly sandstone occurs immediately along strike of the martite layer to the east and appears to be the replaced horizon.  This sedimentary unit was traced to the east and southeast where it thickens and wraps around a hill capped by dacite.  A large segment of this sedimentary unit has been altered (quartz-scapolite-tremolite-actinolite).

The Cochalosa showings are found about 5 kilometres northwest of Santa Ursula (332000N, 664600E).  A 50° east-dipping massive martite layer is exposed in a series of shallow trenches over a strike length of 250 meters. The layer is about 1.0 meters thick at its north end and thickens to about 5 meters at the south end where it extends under a pervasive alluvial cover.  The host rock is andesite which shows no appreciable alteration.  Minor secondary copper mineralization is noted at a couple of locations.

Other martite showings typically range from 0.5 meters to 2.0 meters thick and can be traced from a few tens of meters to several hundred meters along strike.  Secondary copper oxides occur in most of the showings including Santa Ursula and  Cochalosa but generally in minor amounts.  High grade secondary copper mineralization is present in some of the occurrences, but mineralization as presently known appears to be too spotty, or the zones too small to be of economic interest.  It is possible that there could be more copper in some of the deposits, but they have undergone extensive leaching.  For example, at Santa Ursula, parts of the deposit contain leached, siliceous, gossanous material with no readily apparent copper oxides.  Grab samples of this material assayed up to 0.55% Cu.  It is possible that a significant zone of moderate to high grade, primary copper mineralization could occur down dip in a “blind” deposit or within an as yet unrecognized, feeder-type stockwork zone underlying part of the deposit.

Sample results indicate that many of the showings on the La Encantada property are associated with elevated to highly anomalous levels of Co, As, F, Ba, P, B, REE’s and U.  Gold values generally are low, however, one selected sample from a small, high grade, copper-martite occurrence, returned an assay of 6.6 g/t Au. Strongly anomalous copper values were obtained from a number of samples of highly leached, gossanous material from the footwall of the Santa Ursula showings. (Five of thirteen samples returned values between 2000 and 5500 PPM copper).

The iron oxide occurrences on the La Encantada property display many of the characteristics of Iron Oxide Copper-Gold (Olympic Dam) deposits, however, the general setting suggests a distal, rather passive-type of emplacement, rather than the more dynamic mineralized breccias observed at a number of showings elsewhere in the district (e.g. San Jose, San Fernando).

 The La Encantada property is one of a cluster of iron oxide-(Cu) deposits in the immediate area that could host more proximal and higher grade type of mineralization at depth or on adjacent ground.  It will be necessary to integrate the results of geophysics and satellite imagery with the geological data base to more fully evaluate the property and decide if there are targets worthy of drilling.

Exploration

The exploration of the subject property is at a very early stage.  While there was locally detailed work completed on three iron occurrences on the property by the Consejo de Recursos Minerales in the 1960’s, very little exploration was directed toward other potential targets until very recently.

The recent recognition of the potential for IOCG deposits in the district has led to a re-evaluation of this and other properties.  To date that work has consisted of geological mapping at a scale of 1:10,000.

Drilling

There has been no drilling completed by Cardero Resource Corp. on the La Encantada property.

In the 1960’s a total of 12 (?) shallow core holes were completed by the Consejo de Recursos Minerales on the Santa Ursula and Cochalosa showings.  This work was directed towards evaluating their potential as iron ore deposits.

Sampling Method and Approach

Since this was a reconnaissance mapping and prospecting project, most samples were either representative grab samples or character samples of different types of mineralization.  As there was very little prior assay data, sampling was broad based and of a data gathering reconnaissance nature.

The primary objectives were to provide sufficient coverage to evaluate the property, identify targets and provide a baseline for further work.

A total of 52 rock samples were taken with descriptions of each sample recorded and tabulated along with the location in Appendix A of this report.  Sample locations are plotted on Maps 696-02-3a and 696-02-3b which are appended to this report.

Sample Preparation,  Analyses and Security

Care was taken to ensure the integrity of each sample.  Samples were collected in cloth sample bags on site and all appropriate data and locations recorded in the field.  At the central base camp, each sample was wrapped in sacking and then sealed in fibre glass rice bags for transport.  The samples were driven by the writer to San Diego and then transported as baggage with the writer to Vancouver where they were delivered directly to the laboratory.

All of the samples were submitted to Acme Analytical Laboratories, located at 852 East Hastings Street, Vancouver, B.C. for sample preparation and analysis. Acme is a registered British Columbia assayer with International Standards Organization (ISO) 9002 accreditation.

At the Acme Laboratory, all samples were crushed to minus 10 mesh and a 250 gram split pulverized to minus 150 mesh.  A 0.50 gram sub-sample was leached with hot aqua regia for one hour, diluted to 10 ml and analysed for a suite of 35 elements (Group IDX) by inductively coupled plasma mass spectrometry (ICP-MS).  Gold analyses were further determined by fire assay with an ICP finish from a 30 gram sub-sample.  Several reruns were done (approximately every twentieth sample) to check for consistency.  Standard laboratory samples are run routinely by Acme to ensure quality control and lack of contamination.  All reruns and standards showed an acceptable degree of repeatability.

Data Corroboration

Since this project was of a reconnaissance nature, close data corroboration was not of a high priority.  The emphasis was on confirming that the mineral deposits were of the iron oxide copper-gold type and that the geochemical suite of indicator elements was present in anomalous amounts.

Nevertheless, there had been two earlier rapid property examinations here and the results of those sampling programs correlated well with the sampling carried out during the prospecting and mapping program described in this report.

Interpretation and Conclusions

The La Encantada property contains a total of twenty-one mineral occurrences.  These occurrences consist of massive to sub-massive iron oxides with minor to locally significant amounts of secondary copper minerals.  A number of these showings also contain elevated to anomalous values in Co, As, F, Ba, P,B, REE’s and U.  Gold values are generally low except for one small occurrence where a value of 6.6 g/t was obtained from a grab sample.

Most of the showings consist of massive to sub-massive hematite or magnetite (commonly altered to martite) as conformable beds replacing sedimentary units.  A lesser number of smaller occurrences consist of iron oxide with minor secondary copper minerals in structurally controlled narrow breccia bodies within fault zones.

These mineral occurrences have many of the characteristics of Iron Oxide Copper-Gold (Olympic Dam) deposits, however the general setting suggests a distal, rather passive emplacement rather than the more dynamic, proximal breccias seen elsewhere in the district.

Strongly anomalous copper values were obtained from a number of samples of highly leached, gossanous material from the footwall of the Santa Ursula showings and could indicate the presence of a significant ‘root zone’ of copper (gold) mineralization.  Other significant mineralization of this type could possibly be found at depth elsewhere on the property.  However, the results of an extensive regional exploration program currently in progress, integrated with regional geophysics and satellite imagery will determine if more detailed work (i.e. property scale geophysics and drilling) is warranted.

Recommendations

At present, the regional controls, depth potential and other characteristics of the Baja California iron oxide copper-gold (IOCG) mineral occurrences are poorly understood.  A very detailed, regional exploration and evaluation program is currently being undertaken in the district.  The results of this program which will be integrated with district and local interpretations of satellite imagery, structural analysis and airborne magnetics, will prioritize certain areas as having more potential to host significant, presently obscured mineral deposits.

It is recommended that further work on the La Encantada property await the results of this regional assessment.

APPENDIX  A

ROCK SAMPLE DESCRIPTIONS

AND LOCATIONS

SAMPLE DESCRIPTION

La Encantada Property

APPENDIX  B

ASSAY RESULTS

APPENDIX  C

REFERENCES

REFERENCES

Belik, G.D. (2000);

Summary Report on the Alistos Project, Baja California Norte; Private

Company Report.

Dawson, J. M. (2000);

Summary Report on work on the Alisitos Project; Private Company

Report

McClarn, M. (2001):

Personal Communication

Barajas, A.M. et al (1994):

Inventario de Recursos Minerales del Estado de Baja California;

Secretario de Desarollo Economico de Baja California

Islas-Lopex, J. (1999):

Monografia Geologica-Minera del Estado de Baja California;

Consejo de Recursos Minerales, Mexico

Consejo de Recurros

Various Private Files and Maps

Minerales:

Oreskes, N. &

A model for the Origin of Olympic Dam-type deposits; GAC

Hitzman, M.W. (1993):

Special Paper No. 40

Marschuk, R. et al (2001);

La Candelaria and the Punta del Cobre District Chile; Early

Cretaceous Iron Oxide Cu-Au (Zn-Ag) Mineralization;

Hydrothermal Iron Oxide Copper-Gold and Related Deposits –

A Global Perspective; Australian Mineral Foundation

Haynes, D.W. (2001):

Iron Oxide Copper-Gold Deposits; Their Position in the Ore

Deposit Spectrum and Modes of Origin; Hydrothermal Iron

Oxide Copper-Gold and Related Deposits – A Global Perspective;

Australian Mineral Foundation

APPENDIX D

WRITER’S CERTIFICATE

G. BELIK & ASSOCIATES

1815 North River Drive, Kamloops, B.C. Canada V2B 7N4

Tel: (250) 376-8351 : Fax: (250) 376-8351 : Email: gbelik@shaw.ca

CERTIFICATE OF AUTHOR

I, Gary D. Belik, P.Geo. do hereby certify that:

1.

I am currently self employed as a geological consultant (minerals) with my office located at:  1815 North River Drive, Kamloops, B.C. Canada V2B 7N4

2.

I graduated with a degree in Bachelor of Science in Geology (honours) from the University of British Columbia in 1970.  In addition, I have obtained a degree in Master of Science in Geology from the University of British Columbia in 1974.

3.

I am a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

4.

I have worked as a geologist for a total of 32 years since my graduation from University.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report title Geological Report on the Encantada Property, State of Baja California Mexico and dated April 25, 2003 (the “Technical Report”) relating to the La Encantada property.  I completed a program of geological mapping on the La Encantada property during the period April 8 – May 2, 2002.

7.

I have not had prior involvement with the property that is the subject of the Technical Report other than a brief examination during March, 2000.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.